SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 1st of February, 2006, for the month of January, 2006
TELENOR ASA
(Registrant’s Name)
Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F:     ☑          Form 40-F     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     ☐           No:     ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

05.01.06 12:51 Marked=OB TEL ACQUISITION OF VODAFONE SWEDEN COMPLETED avtaler
Telenor has today paid EUR 994 million to Vodafone, thereby completing the acquisition of the mobile operator Vodafone Sweden. Including debt, the purchase price is EUR 1,035 million.
10.01.06 08:05 Marked=OB TEL NEW GROUP MANAGEMENT MEMBERS APPOINTED organisasjonsendring
Telenor`s mobile commitments in Asia and Europe are becoming increasingly important to the Group. Telenor is therefore appointing two of its most experienced executives — Arve Johansen and Jan Edvard Thygesen — to head its commitments in these regions. Coordination across the Group`s operations is also strengthened, as two new members are appointed to the Group Management.

Telenor is now establishing Asia and Eastern/Central Europe as separate areas of responsibility, with dedicated Executive Vice Presidents, as Telenor has previously done with its Nordic operations. Arve Johansen will head Telenor`s commitments in Asia, and Jan Edvard Thygesen will head the Group`s commitments in Eastern/Central Europe. Both Johansen and Thygesen are experienced members of Telenor`s Group Management.
Two new members will also be joining the Group Management, as Telenor strengthens the co- ordination of operational and human resources across all countries in which it has business activities. Ragnar H. Korsæth will be responsible for global coordination and for the extraction of synergies between the mobile operations. Senior Vice President for HR, Bjørn Magnus Kopperud, will also join the Group Management. Both possess extensive experience within their respective fields at Telenor. The changes to Telenor`s Group Management will be effective from today, Tuesday 10 January.
“The new Group Management serves to illustrate the changes that Telenor is undergoing. Asia and Eastern/Central Europe are becoming increasingly important to Telenor. To achieve success, each operation must develop local competitiveness through partnerships and exchange of competence across companies, countries and regions. The composition of the Group Management reflects this development, and secures necessary backing for these important efforts,” said President and CEO Jon Fredrik Baksaas.
Telenor’s Group Management now consists of: Jon Fredrik Baksaas, President and CEO Arve Johansen, Senior Executive Vice President and Head of Telenor in Asia Jan Edvard Thygesen, Executive Vice President and Head of Telenor in Eastern/Central Europe Morten Karlsen Sørby, Executive Vice President and Head of Telenor in the Nordic Region Stig Eide Sivertsen, Executive Vice President and Head of Telenor Broadcast Trond Ø. Westlie, Executive Vice President and CFO Ragnar H. Korsæth, Executive Vice President and Head of Global Coordination Bjørn Magnus Kopperud, Executive Vice President and Head of Human Resources.

12.01.06 09:04 Marked=OB TEL PROPOSED SECONDARY PLACING OF SHARES IN INMARSAT andre børsmeldinger
JPMorgan Cazenove Limited and Lehman Brothers International announce an accelerated bookbuilt secondary placing of approximately 80 million ordinary shares in Inmarsat, representing in aggregate approximately 17.5 per cent. of the issued share capital of Inmarsat, subject to demand, price and market conditions.

The proposed sellers of the ordinary shares which are the subject of the placing are funds advised by Apax Partners Worldwide LLP, funds advised by Permira, Comsat Investments Inc., a subsidiary of Lockheed Martin and Telenor Satellite Services AS Whether the placing proceeds, the number of ordinary shares in the placing and the placing price will be decided at the close of the accelerated bookbuilding period following agreement between the managers and the sellers, and a further announcement will be made by the managers at that time.
Pricing and allocations are expected to be announced as soon as practicable following the closing of the books.
12.01.06 11:44 Marked=OB TEL TELENOR SELLS 51 PERCENT OF ITS STAKE IN INMARSAT avtaler
Telenor has today sold 21 894 877 shares in Inmarsat PLC at £3.48 per share.

The transaction will provide Telenor with total sales proceeds of £ 75.1 million and a financial gain of approximately £ 74.4 million. The sale represents 4.8 percent of the share capital in Inmarsat. After the transaction Telenor owns 4.6 percent of Inmarsat of which there is a lock up until the earlier of Inmarsat`s release of preliminary results for 2005 and 120 days after 31. December 2005.
31.01.06 15:46 Marked=OB TEL TAX AUTHORITIES APPEAL TAX RULING andre børsmeldinger
Telenor has today been informed that the tax authorities have appealed the Appeal Court`s (Borgarting Lagmannsrett) decision of December 21st, 2005. The Court ruled in favour of Telenor in respect to the tax losses which occurred from the intragroup sale of shares in Sonofon Holding A/S.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By:
	Name:	Trond Westlie
(sign.)
	Title:	CFO

Date: 1st of February, 2006